Exhibit 99.1

Press Release

Cadeler Appoints Alexander Simmonds as Chief Legal Officer to Bolster Global Leadership in Offshore Wind Industry

Copenhagen, March 1, 2024: Today, Cadeler announces the appointment of Alexander Simmonds as its Chief Legal Officer and Executive Vice President, adding him as the newest member of Cadeler’s Executive Leadership Team. Alexander is poised to put his extensive M&A and public capital markets experience into play to accelerate the next stage of Cadeler’s ambitious growth journey and its realization of strategic opportunities within the offshore wind industry.

Alexander will be responsible for Cadeler’s global legal, compliance, corporate affairs, and investor relations functions, dedicating his focus to enabling the next stage of Cadeler’s growth strategy. He will report directly to Mikkel Gleerup, Chief Executive Officer of Cadeler.

Mikkel Gleerup, CEO of Cadeler, said: “We’re proud to welcome Alexander Simmonds to Cadeler. Alexander’s deep expertise will strengthen us in realizing the next vital stages of our growth journey as a leader in offshore wind. Alexander will bolster both the team and our potential to tap the full potential of our future growth”.

Cadeler aims to strengthen its position and presence in the offshore wind farm installation markets globally and to establish itself as a leading provider of marine transport, installation, and maintenance services to the offshore wind industry globally.

Alexander Simmonds, CLO of Cadeler, said: “I’m honored, excited, and humbled to become part of Cadeler. The growth potential that Cadeler holds is enormous, and I can’t wait to embark on this journey and help Cadeler to realize that great potential”.

The addition of Alexander to Cadeler’s Executive Leadership Team comes as Cadeler seeks to take continued advantage of market opportunities within the offshore wind industry following the successful completion of its business combination with Eneti Inc. and listing on the New York Stock Exchange.

Alexander joins Cadeler from Davis Polk & Wardwell LLP, where he served as counsel and practiced in both the New York and London offices of the firm. He brings broad experience in advising on significant M&A matters, including public and private mergers, acquisitions, joint ventures, minority investments, and other strategic corporate transactions, as well as on equity and debt capital markets transactions.

Alexander holds a bachelor’s degree from Columbia University and a Juris Doctor degree from Harvard Law School.

About Cadeler

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR).

For further information, please contact:

Mikkel Gleerup, CEO of Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com